Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-181014

333-181014-01

PRICING SUPPLEMENT

May 2, 2013

United Continental Holdings, Inc.

$300,000,000 6.375% Senior Notes due 2018

Pricing Supplement dated May 2, 2013 to the Preliminary Prospectus Supplement, dated May 2, 2013 of United Continental Holdings, Inc. (the “Preliminary Prospectus Supplement”).

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	United Continental Holdings, Inc. (“UAL”)

Guarantor:	United Airlines, Inc. (“United”)

Aggregate Principal Amount:	$300,000,000

Title of Securities:	6.375% Senior Notes due 2018

Distribution:	SEC registered

Maturity:	June 1, 2018

Coupon:	6.375%

Public Offering Price:	100%

Yield to Maturity:	6.375%

Spread to Benchmark Treasury:	573 basis points

Benchmark Treasury:	0.625% due April 30, 2018

Benchmark Treasury Yield:	0.646%

Ratings*:	B2/B

Underwriting Discounts and Commissions:	$4,500,000

Proceeds, Before Expenses, to UAL:	$295,500,000

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2013

Optional Redemption:	Make-whole call at T+50 bps

Change of Control:	Put at 101% of principal plus accrued interest

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Joint Book-Running Managers:	Underwriter	Principal Amount of Notes
	J.P. Morgan Securities LLC	$165,000,000

	Morgan Stanley & Co. LLC	$45,000,000

	Barclays Capital Inc.	$37,500,000

	Deutsche Bank Securities Inc.	$30,000,000

	Merrill Lynch, Pierce, Fenner & Smith Incorporated	$22,500,000

Discount on Sales to Dealers:	0.375%

Discount on Resales by Dealers:	0.250%

Trade Date:	May 2, 2013

Settlement Date:	May 7, 2013 (T+3)

CUSIP:	910047AF6

ISIN:	US910047AF65

Denominations:	$2,000 x $1,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, Barclays Capital Inc. toll-free at 1-888-603-5847, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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